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                         SIMPSON THACHER & BARTLETT LLP
                              (CHINESE CHARACTERS)
                                AMERICAN LAWYERS
                              ICBC TOWER, 7TH FLOOR
                                  3 GARDEN ROAD
                               CENTRAL, HONG KONG
                                 (852) 2514-7600
                                   ----------
                           FACSIMILE: (852) 2869-7694

DIRECT DIAL NUMBER                                                E-MAIL ADDRESS
(852) 2514-7665                                                 jpark@stblaw.com





                                                                 August 16, 2006


BY FACSIMILE


Mr. Don Walker
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:     SHINHAN FINANCIAL GROUP CO., LTD.
        FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
        FILED JUNE 30, 2005
        FILE NUMBER: 001-31798


Dear Mr. Walker:

          We are writing on behalf of our client, Shinhan Financial Group Co., Ltd. (the "Company"), in response to your letter, dated August 1, 2006, containing the following comments of the Staff of the Securities and Exchange Commission with respect to the annual report on Form 20-F for the fiscal year ended December 31, 2004 filed by the Company on June 30, 2005 (file number:
001-31798).

          The responses of the Company to the Staff's comments are set forth in this letter and each response follows the text of the paragraph of the comment letter to which it relates.

                               * * * * * * * * * *
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SIMPSON THACHER & BARTLETT LLP

Securities and Exchange Commission      - 2 -                    August 16, 2006


Form 20-F, filed on June 30, 2005

General

1. We note from public media sources that you may have existing or anticipated operations associated with North Korea, which is identified as a state sponsor of terrorism by the U.S. State Department and subject to U.S. economic sanctions and export controls. Examples of public articles include a September 2005 report that the Shinhan Financial Group will provide supplies in connection with a contract between North Korea and the Korea National Tourism Organization, and a June 2001 report indicating that Shinhan Financial Group considered but rejected extending loans in connection with Hyundai's North Korean operations because "North Korean projects still bear risks." We note that the Form 20-F does not contain any information relating to operations in North Korea. With a view to disclosure, please describe such operations and discuss their materiality to you in light of North Korea's status as a state sponsor of terrorism. Please also discuss whether the operations constitute a material investment risk to your security holders. Your response should describe your current, historical and anticipated operations in, and contacts with, North Korea, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements.


     RESPONSE

     Other than as set forth below, the Company confirms that it has no current, historical or anticipated operations in, or contacts with, North Korea, whether through its subsidiaries, affiliates, joint ventures or other direct and indirect arrangements.

     In light of only one incidence of indirect nexus with North Korea and the very small amount involved, the Company submits that the following events, individually or taken as a whole, are not material to the Company or any of its subsidiaries, or to the business, financial condition or operating results of any of them, and do not constitute a material investment risk to the Company's security holders.

     The Company's nexus to North Korea is limited to the following instances:

     (i)  Rejection of the Request for Loans

     In June 2001, the Korea Tourism Organization, an official agency of the Korean government, requested Shinhan Bank to extend a loan to the Korea Tourism Organization in connection with the development of a tourism complex in the Kumkang Mountain area in North Korea. Following customary analysis of the risks involved, Shinhan Bank rejected the loan request from the Korea Tourism Organization.
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SIMPSON THACHER & BARTLETT LLP

Securities and Exchange Commission      - 3 -                    August 16, 2006


     (ii) Application to Open a Bank Branch in the Kaesong Industrial Complex in North Korea

     In response to an invitation, dated July 30, 2004, from the Preparation Committee for the Establishment of the Management of the Kaesong Industrial Complex in North Korea (the "Committee") addressed to the Korea Federation of Banks to submit an application to open a banking branch in the Kaesong Industrial Complex, Shinhan Bank submitted such application in August 2004, which was subsequently rejected by the Committee. In September 2004, the Committee selected Woori Bank to open a banking branch in the Kaesong Industrial Complex, which has been developed to foster economic cooperation between South Korea and North Korea.

     (iii) Humanitarian Supply of Paint and Tiles to an Apartment Complex

     In September 2005, the Company donated to the Korea Tourism Organization paint and tiles in the amount of approximately Korean Won 1 billion (approximately US$1 million). The donation was made at the request of Korea Tourism Organization and for humanitarian purpose and was used to renovate an apartment complex in Pyongyang, North Korea.

2. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with North Korea. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions.


     RESPONSE

     After taking into account the factors outlined in Staff's comment no. 2 above, the Company affirms that none of the nexus the Company has with North Korea as described in the Company's response to the Staff's comment no. 1 above has had, or is likely to have, a material adverse effect on the Company or its subsidiaries, or the business, financial condition or operating results of any of them, as (i) the Company's rejection of the loan request from the Korea Tourism Organization was a result of the Company's prudent exercise of risk analysis, (ii) the Company was rejected from having a banking operation in North Korea and the Company does not, directly or indirectly, maintain any operations in or business contacts with North Korea, and (iii) the Company's donation of
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SIMPSON THACHER & BARTLETT LLP

Securities and Exchange Commission      - 4 -                    August 16, 2006


     paint and tiles to the Korea Tourism Organization was immaterial in terms of amount, as compared to the Company's total assets or net income taken as a whole.

     The Company further believes that the legislation in Arizona and Louisiana referred to in the Staff's comment no. 2 above (namely, A.R.S Section 38-848.02 and LSA-R.S. Section 11:312) is unlikely to have a material impact on investor sentiment in respect of the Company.

     Under A.R.S Section 38-848.02, fund managers of Arizona's public safety personnel retirement funds must submit a semiannual report to the Arizona senate finance committee on investments of the fund monies managed by such fund managers in companies held in portfolio by such fund managers that have "business activities in or with" countries (including North Korea) that are currently designated pursuant to Section 6(j) of the Arizona export administration act as supporting international terrorism. Such report shall include a list of such countries, a summary description of such business activities, the amount invested in such companies and an assessment by the fund managers based on the prudent investor rule of the level of the "global security risk" attributable to the investments. The Company believes that (i) since the Company has not had any affirmative "business" activities in or with North Korea, the report required under A.R.S Section 38-848.02 should not include the Company in such report, and
     (ii) even if the Company and its activities relating to North Korea described above were included in such report, in light of the limited nature and minimal amount of the Company's such activities, they would not rise to any meaningful level of global security risk, which would impact the investment decision of the reasonable investor, or have any material impact on the investor sentiment in respect of the Company.

     Similarly, under LSA-R.S. Section 11:312, a system or fund to which said statutory provision applies must provide a semiannual report to the Louisiana House of Representatives and Senate committees on retirement regarding any investment of such system in any company having "facilities or employees or both" located in prohibited nations, including North Korea, which report shall include the name of each such company, the asset allocation class and sector to which it belongs, and the amount of system funds invested therein. The Company believes that (i) since the Company does not have any facilities or employees in North Korea, the report required under LSA-R.S. Section 11:312 should not include the Company in such report, and (ii) even if the Company and its activities relating to North Korea described above were included in such report, in light of the limited nature and minimal amount of the Company's such activities, they would not have any material impact on the investor sentiment in respect of the Company.


Risk Factors, pages 14-34

3. We note the last sentence of the first risk factor on page 30. As your Form 20-F does not identify any North Korean contacts or operations, it is unclear precisely how further tensions would materially hurt your business, results of operations and financial condition. Please revise the risk factor in future filings to clarify whether you
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SIMPSON THACHER & BARTLETT LLP

Securities and Exchange Commission      - 5 -                    August 16, 2006


     have operations in, or other contacts with, North Korea, and clarify how further tensions would harm your operations and financial condition. For example, do you employ North Koreans? Are some of your offices or operations, even though entirely outside North Korea, particularly sensitive to possible North Korean military or diplomatic aggression? Provide us with the language you will include in future filings.


     RESPONSE

     In response to the Staff's comment, the Company will, to the extent relevant, accurate and material, include a new disclosure substantially to the following effect in the risk factor relating to North Korea in the Company's annual reports to be subsequently filed with the Commission following the date of this response letter:

     "We have no material operations in, or contacts with, North Korea, whether through our subsidiaries, affiliates, joint ventures or other direct and indirect arrangements. However, since substantially all of our operations are located in Korea and we are accordingly subject to the political or economic risks specific to Korea, any further increase in tensions between Korea and North Korea, resulting for example in an outbreak of military hostilities, could hurt our business, results of operations and financial condition and could lead to a decline in the price of our common stock and our American depositary receipts."

                               * * * * * * * * * *

          As requested by the Staff, the Company also makes the following acknowledgments:

     o The Company is responsible for the adequacy and accuracy of the disclosure in its filing;

     o Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                               * * * * * * * * * *

          Please contact me at Simpson Thacher & Bartlett LLP (7th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 011-852-2514-7665 and fax number 212-455-2502), if we can be of any further assistance to the Staff.
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SIMPSON THACHER & BARTLETT LLP

Securities and Exchange Commission      - 6 -                    August 16, 2006


          In addition, please address any additional comment letters or inquiries that the Staff may have to the attention of Mr. Byung Jae Cho, the Chief Financial Officer of the Company (Tel: 82-2-6360-3073 and
Fax: 82-2-6263-8070).

          Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and faxing it to my attention at (212) 455-2502.

          Thank you in advance for your cooperation in connection with this matter.


                                                          Very truly yours,

                                                          /s/  Jin Hyuk Park

                                                          Jin Hyuk Park


cc:  Shinhan Financial Group
       (Mr. Byung Jae Cho, Chief Financial Officer)